EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis as at 30 September 2023. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2023 £m

Equity
Ordinary shareholders’ equity	37,850
Other equity instruments	6,940
Non-controlling interests	220
Total equity	45,010

Indebtedness
Subordinated liabilities	9,965
Debt securities
Debt securities in issue	82,668
Liabilities designated at fair value through profit or loss	4,842
Total debt securities	87,510
Total indebtedness	97,475

Total capitalisation and indebtedness	142,485
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2023, all indebtedness was unsecured except for £17.1 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 30 September 2023.
There has been no material change in the information set forth in the table above since 30 September 2023.